Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 19, 2006 (except for paragraphs three through five of footnote 2, Restatement of Financial Statements, as to which the date is September 25, 2006 and footnote 13, Subsequent Events, as to which the date is September 29, 2006), accompanying the consolidated financial statements of MEDecision, Inc. and Subsidiaries contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Philadelphia, PA
October 24, 2006